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                       U.S. SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON D.C. 20549               SEC File #
                                                                    0-23049
                                  FORM 12b-25
                           NOTIFICATION OF LATE FILING            Cusip #
                                                                 784872103

(Check One): [X] Form 10-K   [ ] Form 20-F   [ ] Form 11-K   [ ] Form 10-Q
                                 [ ] Form N-SAR

                    For Period Ended: March 31, 2000
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                    [ ] Transition Report on Form 10-K
                    [ ] Transition Report on Form 20-F
                    [ ] Transition Report on Form 11-K
                    [ ] Transition Report on Form 10-Q
                    [ ] Transition Report on Form N-SAR
                    For the Transition Period Ended: ________________________
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|Read Instruction (on back page) Before Preparing Form, Please Print or Type|
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| Nothing in this form shall be construed to imply that the Commission has  |
|              verified any information contained herein.                   |
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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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PART I - REGISTRANT INFORMATION


SVI HOLDINGS, INC.
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Full Name of Registrant:

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Former Name if Applicable

12707 HIGH BLUFF DRIVE, SUITE 335
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Address of Principal Executive Office (Street and Number)

SAN DIEGO, CA 92130
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City, State, Zip Code

PART II - RULES 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

     (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
     (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be
XX       filed on or before the fifteenth calendar day following the prescribed
-- due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
     (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

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PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR or the transition report or portion thereof could not be filed within the prescribed time period.

SVI Holdings, Inc. (the "Company") was unable to file its Form 10-K for the fiscal year ended March 31, 2000 on the due date of June 29, 2000. The completion of such report has been delayed due to management's review of certain issues which arose late in the audit process. That review and the audit have just concluded, but the Company has not been able to complete its preparation of the information called for in the Form 10-K which depended upon such review, nor has it been able to perform the supervision and review of the Form 10-K required by the Company's internal procedures.


PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:


 DAVID L. REESE                           (858)            481-0103
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     (Name)                       (Area Code)       (Telephone No.)

(2) have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                        [x]Yes  [ ]No
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(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                        [x]Yes  [ ]No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

SEE ATTACHMENT A
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                             SVI Holdings, Inc.
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                 (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: June 30, 2000                      By: /s/ David L. Reese
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                                  ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal
                        Violations (See 18 U.S.C. 1001).

                                  ATTACHMENT A

SVI Holdings, Inc. (the "Company") expects to report a net loss of approximately $4.1 million for the fiscal year ended March 31, 2000 compared to net income of approximately $5.6 million for the fiscal year ended March 31, 1999. The March 31, 1999 results include approximately $3.9 million of income from discontinued operations. The change in income from continuing operations results primarily from increased amortization expense associated with the Company's acquisition of Island Pacific Systems Corporation at the beginning of the 2000 fiscal year and research and development expense associated with the integration of the Company's various software products, e-commerce enhancements to Company products and expansion of the Company's product range. Additionally, the Company has deferred recognition of $3.5 million in income related to a one-time technology sale that was originally recorded in the quarter ended September 30, 1999. Based upon a change in circumstances that took place in the final quarter of the fiscal year, the Company deems it appropriate to defer this previously recorded income. Partial recognition, based on actual cash receipt, did occur subsequent to the Company's fiscal year end, and the balance is due in the quarter ended September 30, 2000 and will be recognized upon receipt. Depreciation and amortization expense was approximately $7.9 million for the year ended March 31, 2000 compared to approximately $2.4 million for the fiscal year ended March 31, 1999. Research and development expense was approximately $4.9 million for the fiscal year ended March 31, 2000 compared to zero in the prior fiscal year.

The Company expects to report a diluted loss per share of $(0.12) for the fiscal year ended March 31, 2000, compared to a diluted earnings per share of $0.17 for the fiscal year ended March 31, 1999.